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                           April 16, 2024

       Meryl S. Golden
       Chief Executive Officer
       Kingstone Companies, Inc.
       15 Joys Lane
       Kingston, New York 12401

                                                        Re: Kingstone
Companies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2024
                                                            File No. 333-278539

       Dear Meryl S. Golden:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Fred Skolnik